UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	⃞
Securities Act Rule 802 (Exchange Offer)	⊠
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	⃞
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	⃞
Exchange Act Rule 14e-2(d) (Subject Company Response)	⃞

SPIDER RESOURCES INC.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

KWG RESOURCES INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

84844C1077
 (CUSIP Number of Class of Securities (if applicable))

2750 ‐ 600 de Maisonneuve West
Montréal, Québec
H3A 3J2
(514) 866-6001
Attention: Luce L. Saint-Pierre
 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

June 11, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents.

(a)         The following document, which is attached hereto, is being disseminated to the shareholders of Spider Resources Inc. or published in the subject Company's home jurisdiction:

Document
Number	Description

1.	Press Release, dated July 2, 2010

(b)         Not applicable.

Item 2.  Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

Document 1

PRESS RELEASE

KWG		No. 75
	Symbol on TSX Venture Exchange:	KWG
	Shares issued and outstanding:	589,549,206

KWG ANNOUNCES TERMINATION OF COMBINATION AGREEMENT

Montréal, Canada –  July 2, 2010 – KWG Resources Inc. (“KWG”) announces that Spider Resources Inc. (“Spider”) has terminated the combination agreement among KWG, its wholly-owned subsidiary, 7569076 Canada Inc., and Spider dated as of June 11, 2010 and has paid to KWG a break-fee of $2,300,000 in connection with such termination.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Bruce Hodgman, Communications Director Direct: 416-646-1374 info@kwgresources.com

Or visit our website:  www.kwgresources.com

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not Applicable.

(2)	Not Applicable.

(3)	Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

KWG Resources Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

KWG Resources Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KWG RESOURCES INC.

By:	/s/ Thomas E. Masters
	Name:	Thomas E. Masters
	Title:	Chief Financial Officer

	Date:	July 6, 2010